January 23, 2018
ATTORNEYS AT LAW

777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin  53202-5306
414.271.2400 TEL
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
999700-0428

Via Edgar

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Charles W. Griege, Jr.

Ladies and Gentlemen:

On behalf of Charles W. Griege, Jr. and Roaring Blue Lion Capital Management, L.P. (the “Reporting Parties”), we are transmitting for filing materials under Rule 14a-12 of the Securities Exchange Act of 1934, as amended, relating to HomeStreet, Inc.  The Reporting Parties are effecting this filing by direct transmission to the EDGAR System.

Please call the undersigned at (414) 297‑5596 should you have any questions regarding this filings.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer
Enclosures

cc:            Charles W. Griege, Jr.
           Phillip Goldberg

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